Exhibit 99.2

MOBILICOM TO TRADE EXCLUSIVELY ON NASDAQ: COMPANY TO SEEK VOLUNTARY DELISTING FROM THE ASX

Highlights

●	Company’s business and operations primarily focused in the U.S. and Israel

●	Reduction in ASX related administrative expenses

●	Concentrating shares under single market supports larger share volume on Nasdaq

5 September 2023 — Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB) announces that the Company has requested formal approval from ASX to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (Delisting).

Following the Delisting, the Company’s American Depositary Shares (ADSs), each of which represents 275 ordinary shares (Shares) will continue to trade on the Nasdaq Capital Market under the trading symbol ‘MOB’ without interruption.

The Company informally consulted with ASX on the Delisting prior to formally making the request for approval. Notwithstanding the prior informal consultation of the Company with ASX, ASX is not required to act on the Delisting request and may require conditions to be satisfied before acting on the request.

Reasons for Delisting from the ASX

The Company seeks to pursue the Delisting on the basis that it has re-domiciled its business to the United States as part of the listing on Nasdaq completed in August 2022 and accordingly no longer views maintaining the secondary listing on the ASX to be in the interest of Mobilicom or its shareholders.

This view has been formed by the board of Mobilicom on the basis that:

●	The aggregate traded volume of Mobilicom ordinary shares on the ASX since the Nasdaq listing (on and from 25 August 2022) has been 419,747,255, representing 32% of the issue ordinary shares of the Company during that period. The volume of trading of Mobilicom ordinary shares on ASX is substantially lower than the number of ADSs traded during the same period (noting that one ADS represents 275 fully paid ordinary shares, and therefore the equivalent of 72,437,007,500 ordinary shares, representing 5460% of the issue ordinary shares of the Company have been traded on Nasdaq during that period. Accordingly, it is not expected maintaining a secondary listing on ASX will have any material benefit to shareholders or result in increased liquidity.

●	The Delisting would result in a reduction in corporate overheads and ongoing compliance costs in connection with the ASX listing, including ASX listing fees. The Board considers that the financial, administrative and compliance costs associated with an ASX listing, including the higher level of regulatory compliance costs associated with a dual listing are, in light of the lack of liquidity on the ASX, not justified and not in the interests of its shareholders.

●	The operations of Mobilicom are conducted by subsidiaries incorporated in the United States and Israel, with limited operations in Australia other than administrative and regulatory matters required in connection with maintaining the ongoing ASX listing of the Company. Mobilicom has operated as a holding company for its Israeli subsidiary since its incorporation, however the expansion of the Mobilicom business into the United States has resulted in Nasdaq being the preferred primary exchange. As at the date of this submission, we are instructed that the operations of Mobilicom have limited affinity with or commercial exposure to Australia and the ongoing listing on the ASX is not expected by the Board to result in any material positive commercial outcome for Mobilicom, its operations or shareholders.

●	The Board is of the opinion that Mobilicom is undervalued having regard to the current prevailing share price and market capitalisation of Mobilicom on the ASX. The Board is of the view that the undervaluing of Mobilicom is due to a lack of interest in the Australian market, which reflects the recent trading activities as described above.

Consequences for the Company and its Shareholders

Some of the key consequences for the Company and its shareholders if the Company is removed from the official list of the ASX include:

●	shareholders will no longer have the ability to sell their securities and realise their investment in the Company via trading on the ASX (noting however that the Company will remain listed on Nasdaq); and

●	the Company will no longer have to comply with the ASX Listing Rules. In particular, the following ASX Listing Rules will no longer apply:

-	continuous disclosure and other periodic reporting requirements (although the Company’s reporting requirements (including continuous disclosure - see below) will still be governed by the Corporations Act, the applicable rules of Nasdaq and its reporting obligations under US securities laws;

-	disclosure of certain information under the ASX Listing Rules (including changes of capital or information related to directors and the auditor of the Company);

-	restrictions on the issue of new capital (such as the inability of the Company to issue in excess of 15% of its capital in any 12-month period without shareholder approval) and certain restrictions on transactions with related parties (although these will still be governed by the Corporations Act and the applicable rules of Nasdaq);

-	requirements relating to significant changes to the Company’s activities; and

-	the requirement to report against the ASX Corporate Governance Principles and Recommendations.

●	The Company will still be governed by the Corporations Act, including:

(i)	(Section 675) the Company will become an “unlisted disclosing entity” under section 111AL of the Corporations Act. As such, following its removal from the Official List and for as long as it has at least 100 members, the Company will be subject to the continuous disclosure obligations set out in section 675 of the Corporations Act;

(ii)	(Chapter 6) for as long as the Company has more than 50 members, it will continue to be subject to the “takeover” provisions in Chapter 6 of the Corporations Act (Chapter 6) and, as such, voting power in the Company will continue to be regulated by Chapter 6 for shareholders who hold between 20% and 90% of the voting power in the Company; and

(iii)	(Related Party Provisions) the related party provisions of Chapter 2E of the Corporations Act will continue to apply.

(iv)	(Directors Duties) directors will continue to be subject to directors’ duties under the Corporations Act, including to act in good faith and in the best interests of the Company.

Some shareholders may consider that the reduction of obligations associated with the Delisting is a disadvantage, including, in particular, minority shareholders. While there will be differences in the regulatory regimes pre and post Delisting, minority shareholders will continue to benefit from the protections in the Corporations Act including requirements for approvals in relation to the variation of shareholder rights, financial reporting obligations and requirements to hold annual general meetings. Shareholders will also have protections as a result of the application of Nasdaq listing rules.

In addition, for so long as the Company has 100 or more shareholders, it will be an “unlisted disclosing entity” for the purposes of the Corporations Act and will still be required to give continuous disclosure of material matters in accordance with the Corporations Act.

Arrangements to enable conversion of Shares

The Company has established a voluntary ADS conversion facility which will enable shareholders to convert their shares to ADS without the ADS conversion fee which will be waived. The Company will release additional documents in relation to the ADS conversion facility and will dispatch forms relating to participation in the facility to holders of Shares.

The Company will also provide shareholders with further general information on the sale and/or conversion of their Shares in communications to be provided in connection with the Delisting.

Remedies that may be pursued by security holders

Part 2F.1 of the Corporations Act

In circumstances where a shareholder of the Company considers the Delisting to be contrary to the interests of shareholders as a whole or oppressive to, unfairly prejudicial to, or discriminatory against a shareholder or shareholders, that shareholder may apply to the court for an order under Part 2F.1 of the Corporations Act.

The court can make any order under section 233 of the Corporations Act that it considers appropriate in relation to the Company. This may include an order that the Company be wound up or an order regulating the conduct of the Company’s affairs in the future.

Part 6.10 Division 2 Subdivision B of the Corporations Act

In circumstances where a shareholder of the Company considers that the Delisting involves “unacceptable circumstances”, that shareholder may apply to the Takeovers Panel to make a declaration of unacceptable circumstances or orders under Part 6.10 Division 2 Subdivision B of the Corporations Act (see also Guidance Note 1: Unacceptable Circumstances issued by the Takeovers Panels).

Pursuant to section 657D of the Corporations Act, if the Takeovers Panel has declared circumstances to be unacceptable under section 657A of the Corporations Act, it may make any order (except for an order directing a person to comply with a requirement of Chapter 6, 6A, 6B or 6C of the Corporations Act) that it thinks appropriate to (among others) protect the rights or interests of any person or group of persons where it is satisfied that those rights or interests have been or are being affected, or will be or are likely to be affected, by the circumstances.

Delisting Conditions

ASX’s in-principle decision to approve the Delisting is subject to the Company’s compliance with the following conditions imposed by ASX under Listing Rule 17.11 and Guidance Note 33:

(a)	The Company sends written or electronic communications to all shareholders whose Shares are held on the Company’s Australian principal share register, in form and substance satisfactory to ASX (Notice), setting out:

(i)	the nominated time and date at which the entity will be removed from the ASX and that:

(A)	if they wish to sell their Shares on ASX, they will need to do so before then; and

(B)	if they don’t, thereafter they will only be able to sell the underlying securities on-market on Nasdaq in the form of ADSs; and

(ii)	generally what they need to do if they wish to sell their securities on Nasdaq.

(b)	The removal shall not take place any earlier than one month after the date the information in the Notice has been sent to shareholders.

(c)	The Company releases the full terms of this decision to the market upon making a formal application to ASX to remove the Company from the official list of ASX.

Timetable

A timetable for the Delisting is set out below:

Event	Date
Announcement of proposed Delisting	5 September 2023
Dispatch of letter to shareholders advising of Delisting and means of converting shares to ADRs	7 September 2023
Closing Date: Participation in ADS Conversion Facility	6 October 2023
Last day for trading of shares on ASX	9 October 2023
Delisting date	11 October 2023

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

This announcement has been approved for release by the Board of Mobilicom.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.